SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

KIT digital, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

482470200

(CUSIP Number)

Kaleil Isaza Tuzman
c/o KIT Media Ltd.
Mill Mall, Suite 6
Wickhams Cay 1
P.O. Box 3085
Road Town, Tortola
British Virgin Islands
+1 (646) 502-7484

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 482470200	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS KIT Media Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,272,469 Shares
	8	SHARED VOTING POWER 5,272,469 Shares
	9	SOLE DISPOSITIVE POWER 5,272,469 Shares
	10	SHARED DISPOSITIVE POWER 5,272,469 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,272,469 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.2 % of Common Stock
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 482470200	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS KIT Capital, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,272,469 Shares
	8	SHARED VOTING POWER 5,272,469 Shares
	9	SOLE DISPOSITIVE POWER 5,272,469 Shares
	10	SHARED DISPOSITIVE POWER 5,272,469 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,272,469 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.2 % of Common Stock
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 482470200	13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS Kaleil Isaza Tuzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,272,469 Shares
	8	SHARED VOTING POWER 5,272,469 Shares
	9	SOLE DISPOSITIVE POWER 5,272,469 Shares
	10	SHARED DISPOSITIVE POWER 5,272,469 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,272,469 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.2 % of Common Stock
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 482470200	13D	Page 5 of 8 Pages

This Schedule 13D (“Schedule 13D”) is being filed by KIT Media Ltd. (“KIT Media”), Kaleil Isaza Tuzman and KIT Capital, Ltd. (“KIT Capital”) (each, a “Reporting Person” and collectively, the “Reporting Persons”).

Item 1.  Security and Issuer.

 This statement on Schedule 13D  relates to the common stock, par value $0.0001 per share (the “Common Stock”), of KIT digital, Inc., a Delaware corporation (the “Issuer”).   The Issuer’s principal executive offices are located at 168 Fifth Avenue, Suite 301, New York, New York 10010.

Item 2.  Identity and Background.

a.
This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) by each of the Reporting Persons.  The Reporting Persons are making a joint filing due solely to (i) the ownership by KIT Media of more than 5% of the Common Stock, (ii) the beneficial ownership of shares of Common Stock by Mr. Isaza Tuzman, (iii) beneficial ownership of shares of Common Stock by KIT Capital, and (iv) the relationships among the Reporting Persons.  While the Reporting Persons may be deemed a “group” for purposes of Section 13(d)(3) of the Exchange Act, each of the Reporting Persons hereby disclaims the existence and membership in a “group” and disclaims beneficial ownership of shares of Common Stock beneficially owned by all other Reporting Persons.

b.
The business address for KIT Media is Mill Mall, Suite 6, Wickhams Cay 1, P.O. Box 3085, Road Town, Tortola, British Virgin Islands.  The business address for Mr. Isaza Tuzman is c/o KIT digital, Inc., 168 Fifth Avenue, Suite 301, New York, New York 10010.  The business address for KIT Capital is P.O. Box 112888, Dubai, United Arab Emirates.

c.
The principal business of KIT Media is purchasing, selling, trading and investing in securities.  The principal business of Mr. Isaza Tuzman is Chairman and Chief Executive Officer of the Issuer.  The principal business of KIT Capital is investing in and managing assets in high-growth industries and emerging markets.

d.	No Reporting Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	No Reporting Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

f.	Citizenship: KIT Media, British Virgin Islands; Mr. Isaza Tuzman, United States; and KIT Capital, United Arab Emirates.

Item 3.   Source and Amount of Funds or Other Consideration

a.  On December 18, 2007, the Issuer and KIT Capital, an affiliate of KIT Media, entered into an Executive Management Agreement (the “Management Agreement”) pursuant to which KIT Capital or its designee was granted options to purchase 60,000 of the Issuer’s Common Stock, 20,000 shares of which vested as of January 9, 2008, and the remainder of which will vest, pro rata on a monthly basis over a period of three years at an option price of $6.0175 per share.  The Issuer also agreed to create a synthetic or “phantom” stock plan pursuant to which the Issuer granted “phantom” shares equal to 60,000 shares of the Issuer’s Common Stock which will vest, pro rata on a monthly basis over a three year period.  The Issuer agreed to use its best efforts to cause the holders of the Issuer’s preferred stock to agree to sell to KIT Capital up to 5,100,000 shares of preferred stock at a price of $0.38 per share, within 15 days of receiving a written request from KIT Capital.  A copy of the purchase agreement and warrant are attached hereto as Exhibits 10.2 and 10.3, respectively.  In this Item 3a., all shares and per share information reflects, and where appropriate, is restated for, a 1-for-35 reverse stock split of the Issuer’s outstanding shares of common stock, effective March 9, 2009.

CUSIP No. 482470200	13D	Page 6 of 8 Pages

b.  In May 2008, the Issuer completed a private placement of 2,142,858 units to 35 accredited investors.  Each unit was comprised of one share of Common Stock and a warrant to purchase one share of Common Stock.  The units were sold at a price of $7.00 per unit or an aggregate of $15.0 million.  The warrants have an exercise price of $11.90 per share, a term of five years and provide the investors with “full ratchet” anti-dilution protection as to the exercise price of each warrant.  KIT Media purchased an aggregate of 1,008,572 units in the May 2008 private placement, consisting of 1,008,572 shares of Common Stock and 1,008,572 shares of Common Stock underlying the warrants.  The shares underlying the warrants were increased to 1,714,573 shares and the exercise price was reduced to $7.00 per share as a result of anti-dilution protection in connection with the Issuer’s August 18, 2009 public offering.  Item 3b., all shares and per share information reflects, and where appropriate, is restated for, a 1-for-35 reverse stock split of the Issuer’s outstanding shares of common stock, effective March 9, 2009.

c.  On December 31, 2008, the Issuer completed the investment for $5,000,000 with KIT Media, as described under the Management Agreement with KIT Capital, for the issuance of 892,858 shares of Common Stock at $5.60 per share. Subsequent to execution of the Management Agreement, (a) the Issuer effected the automatic conversion of all then outstanding shares of series A preferred stock into 11,429 shares of Common Stock, thereby preventing KIT Capital from purchasing such shares, (b) the Issuer requested KIT Capital to waive its registration rights in respect of its purchase of 1,008,572 shares of Common Stock and warrants to purchase a like number of shares in the Issuer’s May 2008 financing, and (c) at the recommendation of the Issuer’s financial advisor, KIT Capital waived its right to purchase an additional $10.0 million in securities due to the potential negative effect on the market price with such a large controlling stockholder. For facilitating these corporate actions and waiving its rights as described above, and for KIT Capital’s investment of $5.0 million at a time when similar third-party financing transactions were unavailable and the Issuer required such funds in connection with general corporate liquidity and pending acquisition transactions, the Issuer issued to KIT Capital a warrant to purchase 580,358 shares of Common Stock (representing 65% warrant coverage on KIT Capital’s investment, as compared to 100% warrant coverage in the May 2008 financing transaction), for a term of five years commencing on December 31, 2008, at an exercise price of $11.90 per share, subject to the occurrence of certain events that could potentially reduce the exercise price to $5.60 per share.  The shares underlying the warrants were increased to 986,609 shares and the exercise price was reduced to $7.00 per share as a result of anti-dilution protection in connection with the Issuer’s August 18, 2009 public offering.  In this Item 3c., all shares and per share information reflects, and where appropriate, is restated for, a 1-for-35 reverse stock split of the Issuer’s outstanding shares of common stock, effective March 9, 2009.

d.  On May 1, 2009, the Issuer issued a convertible interim promissory note up to a maximum of $5,000,000 to KIT Media, Ltd. of which the Issuer received gross proceeds of $2,250,000 in the quarter ended June 30, 2009 and $1,100,000 in the quarter ended September 30, 2009. Interest was payable monthly in arrears at 8% and the note was to mature on April 30, 2010. KIT Media purchased $4,004,000 of common stock (572,000 shares) in this August 18, 2009 offering, in part through the application of this interim note payable by the Issuer in the amount of $3,350,000. All shares sold to KIT Media were at the same price and on the same terms as the other investors in this offering.

CUSIP No. 482470200	13D	Page 7 of 8 Pages

Item 4.   Purpose of Transaction

The purpose of this Schedule 13D is to report the transactions described in Item 3 above.  All securities of the Issuer acquired by the Reporting Persons were acquired for investment purposes.  The Reporting Persons, except as described in Item 4, presently have no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D, except for the sale of its shares of Common Stock in ordinary brokerage transactions.

Item 5.   Interest in Securities of the Issuer

a.  KIT Media is the Issuer’s largest single stockholder and is controlled by Mr. Isaza Tuzman, the Issuer’s Chairman and Chief Executive Officer.  Mr. Isaza Tuzman is also in control of KIT Capital as one of its Managing Partners and also as a beneficial owner of KIT Capital.  Mr. Isaza Tuzman provides his services to the Issuer through KIT Capital.  As a result of Mr. Isaza Tuzman’s control of KIT Media, both Mr. Isaza Tuzman and KIT Capital may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Exchange Act, of Common Stock held by KIT Media.  The Reporting Persons have the power to vote, direct the vote, dispose and direct the disposition of 5,272,469 shares of Common Stock, which represent 49.2% of the outstanding shares of Common Stock.

b.  As described in Item 5(a) above, solely by virtue of certain relationships, the Reporting Persons may be deemed to share voting control of the shares of Common Stock owned by the other Reporting Person, however, each Reporting Person disclaims beneficial ownership over shares owned by such other Reporting Person.

c.  Except as set forth in Item 3 above, no Reporting Person has effected any transactions with respect to the Common Stock in the past 60 days, other than the transactions reported herein.

d.  No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

e.  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the Management Agreement previously mentioned and the dispositive control that Kaleil Isaza Tuzman has over both KIT Media and KIT Capital, as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between each Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power over such securities.

CUSIP No. 482470200	13D	Page 8 of 8 Pages

Item 7.   Material to be Filed as Exhibits

10.1	Executive Management Agreement, dated December 18, 2007.

10.2	Securities Purchase Agreement, dated May 8, 2008.

10.3	Warrant, dated May 8, 2008.

99.1	Joint Filing Agreement, dated November 30, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 30, 2009

KIT MEDIA LTD.

	By:	/s/ Kaleil Isaza Tuzman
Kaleil Isaza Tuzman

Dated as of November 30, 2009

KIT CAPITAL, LTD.

	By:	/s/ Kaleil Isaza Tuzman
Kaleil Isaza Tuzman

Dated as of November 30, 2009

/s/ Kaleil Isaza Tuzman
Kaleil Isaza Tuzman